Unlu Securities Inc.

**(A Wholly-Owned Subsidiary of
ÜNLÜ MENKUL DEGERLER A.S.)**

**Annual Audited Report
Form X-17a-5, Part III
Year Ended December 31, 2024
Confidential Treatment Requested
Per Rule 17a-5(e)(3)**

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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SEC FILE NUMBER
8-71144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Unlu Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Ave
(No. and Street)

New York	NY	10077
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	2127514422	Dportnoff@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th st	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Portnoff _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Unlu Securities, LLC _____ , as of December _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title: _____ FinOP

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Contents
Year Ended December 31, 2024

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Shareholder
Unlu Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unlu Securities Inc. (the Company) as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I through III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

New York, New York
February 19, 2025

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	568,520
Prepaid expenses and other assets		16,482
Right of use asset		34,309
Total assets	$	619,311

Liabilities and stockholder's equity

Due to Parent	$	82,243
Accounts payable and accrued expenses		41,703
Lease liability		34,309
Total liabilities		158,255
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		2,839,990
Accumulated deficit		(2,378,944)
Total stockholder's equity		461,056
Total liabilities and stockholder's equity	$	619,311

See accompanying notes to financial statement.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Operations
Year Ended December 31, 2024

Revenues	
Commission	$ 87,808
	87,808
Expenses	
Professional fees	198,425
Clearing	43,904
Occupancy	19,355
Employee compensation and benefits	80,713
Regulatory fees	5,460
Other	8,131
	355,988
Net loss	$ (268,180)

See accompanying notes to financial statements.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

Stockholder's equity, beginning of year	$	379,236
Contributions		350,000
Net loss		(268,180)
Stockholder's equity, end of year	$	461,056

See accompanying notes to financial statements.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities		
Net loss	$	(268,180)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		(1,553)
Due to parent		(28,154)
Accounts payable and accrued expenses		149
Net cash used in operating activities		(297,738)
Cash from financing activities		
Contributions		350,000
Net increase in cash		52,262
Cash, beginnning of year		516,258
Cash, end of year	$	568,520

1.   **Organization and Nature of Business**

Unlu Securities Inc. (the "Company") is a wholly-owned subsidiary of Ünlu Menkul Degerler A.S. (the "Parent"), a Turkish financial institution. The Company was incorporated in Delaware on February 9, 2015. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and became a non-clearing member of the Financial Industry Regulatory Authority (FINRA) on February 10, 2016 and commenced operations on the same date. The Company has a 15a-6 chaperoning agreement with the Parent.

The Company focuses primarily on sales and trading of Turkish-related fixed income and equity products, including private placements.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Concentration of Risk - Cash
The Company maintains its cash balances in two separate financial institutions which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2024, the balance in excess of insured amounts is approximately $314,000.

Revenue Recognition
The Company recognizes revenues in accordance with ASC 606, "Revenue from Contract with Customers". The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company recognizes research revenue when the Company provides research to a customer and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and collectability is probable as the customer can benefit from the research services alone. For the year ended December 31 2024, there was no research revenue recognized.

2. **Summary of Significant Accounting Policies** *(continued)*

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2024.

Segment reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, outlined in Note 1. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations on page 3 reflects the segment revenues and significant expenses for the year ended December 31, 2024.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions.

2. Summary of Significant Accounting Policies *(continued)*

Income Taxes (continued)

The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Related Party Transactions

During the normal course of business, the Parent provides various services that accounts for a portion of the Company's business activities. Pursuant to a brokerage and services agreement, the Company earns commission on trades executed and cleared by the Parent. In return, the Company pays clearing costs equal to 50% of the commission earned in connection with the agreement. The Company earned commission income of approximately $87,800 for the year ended December 31, 2024, from the Parent. Commission receivable amounted to approximately $148,200 at December 31, 2024 and is offset against a gross Due to Parent balance totaling approximately $230,400, reported net in the accompanying statement of financial condition. Commission receivable as of December 31, 2023 was approximately $104,300. The related clearing fees charged by the Parent amounted to approximately $43,900 for the year ended December 31, 2024 and reported as clearing fees in the accompanying statement of operations.

The Parent allocated salary expenses to the Company, based on the CEO's estimated time spent each month for the Company. Commission receivable earned from trades are offset against salary allocation and the net amount of $82,243 was reported as due to Parent in the accompanying statement of financial condition.

3. Regulatory Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected the alternative standard, which requires the maintenance of the greater of $250,000 or 2% of aggregate debit items in minimum net capital. At December 31, 2024, the Company had net capital (as defined) of $444,574 which was $194,574 in excess of the required minimum net capital of $250,000.

4.   **Income Taxes**

At December 31, 2024, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $2,327,000 and $2,322,000, respectively, available to offset future taxable income. There is $1,663,000 of Federal NOL incurred in 2018 through 2024 which will be carried forward indefinitely and $664,000 of accumulated Federal NOL incurred in the years before 2018 which will expire in 20 years. The Company's net deferred tax asset before valuation allowance was approximately $768,000, primarily as a result of net operating losses and amortization of startup costs. As of December 31, 2024, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2024, the valuation allowance increased by approximately $84,000 from $684,000 to $768,000.

At December 31, 2024, management believes the Company did not have any uncertain tax positions. At December 31, 2024, the Company's income tax returns for the years 2021, 2022 and 2023 are subject to examination by the tax authorities.

5.   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

6.   **Leases**

In October 2024, the Company renewed its New York office lease from January 2025 through December 2026. At December 31 2024, future minimum rental payments attributable to the lease agreement are approximately $35,839, $17,141 in 2025 and $18,698 in 2026 and the lease liability is $34,309, net of the imputed interest of $1,530. Rent expenses for the year ended December 31, 2024 was approximately $19,355.

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in one noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rates based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. At December 31, 2024, the Company's average discount rate was 4.4%.

6.   Leases (continued)

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Supplemental Information   **Schedule I**
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2024

Stockholder's equity	$	461,056
Non-allowable assets		16,482
Net capital	$	444,574
Alternative net capital requirement		
Minimum net capital required (under SEC Rule 15c3-1)	$	250,000
Excess net capital	$	194,574

Unlu Securities Inc.   **Schedule II**
 (A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company has claimed exemption from rule 15c3-3 under the Securities Exchange Act of 1934, under the provisions in Section (k)(2)(i).

Reconciliation of Computation of Net Capital

Reconciliations with the Company's computations of net capital as reported in the unaudited Focus Report, Part II were not prepared as there are no differences between the Company's computations of net capital and the computations per Schedule I.

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Shareholder
Unlu Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Unlu Securities Inc. (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Section (k)(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Forvis Mazars, LLP

New York, New York
February 19, 2025

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Exemption Report
For the year ended December 31, 2024

Unlu Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company state the following:

1) We identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to paragraphs k(2)(i)).

2) We met the identified exemption provision throughout the most recent fiscal year, without exception.

I, David Portnoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer